ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-156695
Dated April 5, 2010

Commodities
UBS E-TRACS CMCI Total Return

Exchange Traded Notes (ETNs) are senior, unsecured, unsubordinated debt securities that are designed to track the total return of a specific market index, less investor fees, and provide investors with exposure to the total returns of various market indices, including indices linked to stocks, bonds, commodities and currencies.

UBS Exchange Traded Access Securities (UBS E-TRACS) are innovative new investment products offering easy access to markets and strategies that may not be readily available to individual investors. The UBS E-TRACS CMCI Total Return is designed to track the performance of the UBS Bloomberg Constant Maturity Commodity Index Total Return, less investor fees. The CMCI is the first benchmark commodity index to diversify across both commodities and maturities. The CMCI TR measures the collateralized returns from a basket of 26 commodity futures contracts representing the energy, precious metals, industrial metals, agricultural and livestock sectors. In addition, the commodity futures contracts are diversified across five constant maturities from three months up to three years.

Product Profile

Product Name	E-TRACS CMCI Total Return
Underlying Product	UBS Bloomberg CMCI Total Return
Issuer	UBS AG
Ticker Symbol	UCI
CUSIP	902641778
Primary Exchange	NYSE Arca
Initial Trade Date	April 1, 2008
Maturity Date	April 5, 2038
Yearly Fee (%)	0.65%

Returns

	Total Return	Annualized Return	Annual Volatility	Sharpe Ratio
CMCI Total Return	326.94%	13.25%	15.89%	0.66%
S&P GSCI Total Return	95.07%	5.89%	25.17%	0.13%
DJUBS Total Return	106.43%	6.41%	17.55%	0.21%
Rogers Total Return	220.00%	10.48%	19.96%	0.39%

Pro forma and historical results for the period from July 31, 1998 through March 31, 2010.

Source: UBS Investment Bank, publicly available data.

Historical information presented is as of March 31, 2010 and is furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may different significantly from historical performance, either positively or negatively.

Index comparisons

The graph above illustrates the performance of the Index from July 31, 1998 through March 31, 2010 in comparison with three traditional commodities indices: the S&P Goldman Sachs Commodity Index (GSCI®) Total Return, Dow Jones-UBS Commodity IndexSM Total Return and Rogers International Commodity Index® Total Return. The data for the CMCI Total Return is derived by using the index’s calculation methodology with historical prices.

UBS Bloomberg CMCI TR — Index Composition

Energy	34.27%
Industrial Metals	26.97%
Precious Metals	4.92%
Agriculture	29.74%
Livestock	4.10%
Total	100.00%
Updated on: 1/1/10
Source: UBS Investment Bank, CMCI Advisory Committee.

Maturity weights

Constant Maturity Weights of Future Contracts

Source: UBS Investment Bank, CMCI Advisory Committee.
Weights across maturities are determined based on the relative liquidity of the underlying futures contracts.

Sector Weightings

Commodity Sector Target Weights

This material is issued by UBS AG or an affiliate (“UBS”).

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer. Member of SIPC. (http://www.sipc.org/)

An investment in the UBS E-TRACS ETNs involves risks. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS E-TRACS ETNs.

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the UBS E-TRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (1-877-387-2275).

In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services, Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect. “UBS Bloomberg Constant Maturity Commodity Index” and “CMCI” are services marks of UBS and/or Bloomberg. Patent pending. “Dow Jones”, “DJ-UBS Commodity Index” and “DJ-UBSCISM” are service marks of Dow Jones & Company Inc. and UBS AG, as the case may be. Other marks may be trademarks of their respective owners. All rights reserved. UBS assumes sole responsibility for this marketing material, which has not been reviewed by Bloomberg. © UBS 2010. The key symbol and UBS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.